CONSENT OF KPMG LLP

The Board of Directors
LightPath Technologies, Inc.

We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated August 10, 1999, except for note 5 which is as of December 14, 1999, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and is dependent on external sources of capital, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                        /s/ KPMG LLP

Albuquerque, New Mexico
May 19, 2000